TC 3/11

03013434

BB 3/4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50895

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Munich American Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 Madison Avenue, 5th Floor
(No. and Street)

New York, (City) New York (State) 10022 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2003 WASH. D.C. 207

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Salvatore Levatino 212/610-5904
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

757 3rd Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 13 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Salvatore Levatino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Munich American Securities Corporation, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

JILLIAN S. HAGUE
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 8-4-2004

Notary Public

Signature

Chief Financial and Compliance Officer, Senior Vice President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

MUNICH AMERICAN SECURITIES CORPORATION

(a wholly-owned subsidiary of Munich American Capital Markets, Inc.)

Financial Statements and Supplemental Schedule

December 31, 2002

(With Independent Auditors' Report Thereon and
Supplemental Report on Internal Control Required
By Rule 17a-5)

KPMG

345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
Munich American Securities Corporation:

We have audited the accompanying statement of financial condition of Munich American Securities Corporation (a wholly owned subsidiary of Munich American Capital Markets, Inc.) as of December 31, 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Munich American Securities Corporation as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 25, 2003

MUNICH AMERICAN SECURITIES CORPORATION
(a wholly-owned subsidiary of Munich American Capital Markets, Inc.)

Statement of Financial Condition

December 31, 2002

Assets

Cash and invested cash	$2,075,903
Deposit with clearing organization	5,056
Accrued investment income	2,295
Deferred tax asset	1,410,488
Equipment and improvements, net of accumulated depreciation of $2,083	540
Total assets	$3,494,282

Liabilities and Stockholder's Equity

Liabilities:	
Due to affiliates	$109,073
Other liabilities	25,008
Total liabilities	134,081
Stockholder's equity:	
Common stock – $.01 par value, 100 shares authorized; 100 shares issued and outstanding	1
Additional paid-in-capital	5,949,999
Accumulated deficit	(2,589,799)
Total stockholder's equity	3,360,201
Total liabilities and stockholder's equity	$3,494,282

See accompanying notes to financial statements.

MUNICH AMERICAN SECURITIES CORPORATION
(a wholly-owned subsidiary of Munich American Capital Markets, Inc.)

Statement of Operations

For the year ended December 31, 2002

Revenues:	
Interest	$24,445
Total revenues	24,445
Expenses:	
Employee compensation and benefits	402,709
Travel and travel items	90,390
Rent	9,827
Equipment and maintenance	54,234
Printing and stationary	3,225
Telephone, postage, and office supplies	6,188
Professional fees	23,500
Outside services	9,215
Service fees and allocated expenses from affiliates	135,000
Other expenses	31,091
Total operating expenses	765,379
Net loss before income taxes	(740,934)
Income tax benefit	(88,088)
Net loss	$(652,846)

See accompanying notes to financial statements.

MUNICH AMERICAN SECURITIES CORPORATION
(a wholly-owned subsidiary of Munich American Capital Markets, Inc.)

Statement of Cash Flows

For the year ended December 31, 2002

Cash flows from operating activities:	
Net loss	$(652,846)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation expense	336
Increase in deferred tax asset	(90,314)
Decrease in accrued investment income	45
Decrease in accrued bonus payable and other liabilities	(372,992)
Decrease in due to affiliate	(199,385)
Decrease in deposit with clearing organization	5,151
Net cash used in operating activities	(1,310,005)
Cash flows from financing activities:	
Capital contribution	2,500,000
Return of capital	(300,000)
Net cash provided by financing activities	2,200,000
Net increase in cash and invested cash	889,995
Cash and invested cash at beginning of year	1,185,908
Cash and invested cash at end of year	$2,075,903
Supplemental information:	
Income tax paid	2,226
Interest payments	-

See accompanying notes to financial statements.

MUNICH AMERICAN SECURITIES CORPORATION
(a wholly-owned subsidiary of Munich American Capital Markets, Inc.)

Statement of Changes in Stockholder's Equity

For the year ended December 31, 2002

	Common stock	Additional paid-in capital	Accumulated deficit	Total
Balance, December 31, 2001	$ 1	$3,749,999	$ (1,936,953)	$1,813,047
Net loss	—	—	(652,846)	(652,846)
Return of capital	—	(300,000)	—	(300,000)
Capital contribution	—	2,500,000	—	2,500,000
Balance, December 31, 2002	$ 1	$5,949,999	$(2,589,799)	$3,360,201

See accompanying notes to financial statements.

MUNICH AMERICAN SECURITIES CORPORATION
(a wholly-owned subsidiary of Munich American Capital Markets, Inc.)

Notes to Financial Statements

December 31, 2002

1. Organization

American Re Securities Corporation (ARSC) was incorporated on January 20, 1998 in the state of Delaware and was a wholly-owned subsidiary of American Re Corporation (ARC), which is a wholly-owned subsidiary of Munich-American Holding Corporation, a Delaware holding company (MAHC), which in turn is ultimately a wholly-owned subsidiary of Muenchener Rueckversicherungs-Gesellschaft Aktiengesellschaft in Muenchen (Munich Re). A formal change of control filing was submitted to NASD for approval. In July 2002, NASD approval was obtained and ARC dividended ARCS to MAHC. ARSC became a wholly-owned subsidiary of Munich American Capital Markets, Inc. (MACM). ARSC was re-named Munich American Securities Corporation, (the Company). The Company's capital was subsequently contributed by MAHC to MACM. The Company is 100% owned by MACM which is 100% owned by MAHC, whose ultimate parent is Munich Re. The primary business of the Company has not changed, as it is still to originate, underwrite, distribute and trade securitized insurance/reinsurance risk as well as provide financial advisory services.

The above process represents a change in the Company's name and the underlying ownership structure within the Munich Re Group. For financial reporting purposes the full year's income is reported within the income statement.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

2. Summary of Significant Accounting Polices

Basis of Presentation

The financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America and include the accounts of the Company. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

MUNICH AMERICAN SECURITIES CORPORATION
(a wholly-owned subsidiary of Munich American Capital Markets, Inc.)

Notes to Financial Statements

December 31, 2002

2. Summary of Significant Accounting Polices (continued)

Cash and Invested Cash

For purposes of the statement of cash flows, the Company considers cash and invested cash to comprise primarily cash and a money market fund. Interest income on the money market fund is recognized when earned.

Equipment and Improvements

Equipment and improvements are stated at cost, net of accumulated depreciation, which is provided on a straight-line basis over the estimated useful lives.

Structuring Fees

The Company recognizes fees for structuring security issuances for its clients upon completion of the issuance. The securitization of insurance risk assists clients by mitigating such risks through the use of the capital markets.

Accounting for Income Taxes

The Company reports its liability and expense for income taxes under the requirements of Statement of Financial Accounting Standards (SFAS) No. 109. Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for income tax purposes, measured by applying currently enacted tax laws. Under SFAS 109, the Company recognizes deferred tax assets if it is more likely than not that a benefit will be realized.

3. Related Parties

American Re-Insurance Company (American Re), an affiliate of the Company, provides professional and administrative services for the Company. During 2002, the company incurred expenses of $30,000 for these services. In addition, American Re charged the Company $15,000 in allocated costs for corporate overhead charges.

3. Related Parties (continued)

MACM provides professional and administrative services for the Company. During 2002, the Company incurred $90,000 for these services.

These costs have been recorded as Service fees and allocated expenses from affiliates in the Statement of Operations. The Company also has an agreement with American Re whereby the Company's operating expenses (i.e., employee benefits and other expenses) for the period are paid by American Re and reimbursed by the Company on a quarterly basis.

In 2002, the Company received a capital contribution of $500,000 from its parent, ARC, and after the change in ownership, a capital contribution of $2,000,000 from its parent, MACM. The Company also returned $300,000 of capital to ARC.

4. Fair Value of Financial Instruments

Financial instruments of the Company are reported in the statement of financial condition at carrying amounts that approximate fair values because of the short maturity of such instruments.

5. Federal and State Income Taxes

The net deferred tax asset recorded at December 31, represents the net temporary differences between the tax bases of assets and liabilities and their amounts for financial reporting. The components of the net deferred tax asset, based on a tax rate of 35% for federal and 9% for state at December 31, are as follows:

Federal net operating loss	$1,393,476
State tax net operating loss	17,012
Deferred tax asset	$1,410,488

Federal net operating losses expire through 2019. State net operating losses expire through 2023.

5. Federal and State Income Taxes (continued)

The Company is required to establish a "Valuation Allowance" for any portion of the deferred tax asset that management believes will not be realized. No valuation allowance was established because it is more likely than not that all of the deferred tax asset will be realized.

The provision for income taxes differs from the amount of income tax determined by applying the 35% U.S. statutory federal income tax rate to pretax loss as the result of the nondeductibility of meals and certain entertainment expenses and the deductibility of state and local income taxes. Included in the provision is the calculation of state and local income taxes.

The components of income tax expense (benefit) are as follows:

	Current	Deferred	Total
Federal	$ —	$(258,479)	$(258,479)
State	2,226	168,165	170,391
Total federal and state income tax expense (benefit)	$2,226	$(90,314)	$(88,088)

The Company is included in the consolidated federal income tax return of ARC and subsidiaries and is subject to a consolidated tax sharing agreement. Under this agreement, income tax expenses are primarily computed as if the Company filed a separate federal income tax return.

5. Federal and State Income Taxes (continued)

Net income (loss) before income taxes	$(740,933)
Income tax rate	35%
Tax expense (benefit) at the federal statutory income tax rate	(259,327)
Tax effect of:	
Meals and entertainment	1,627
State and local taxes	1,447
State income tax benefit	168,165
Federal and state income tax expense (benefit)	$(88,088)

6. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company's net capital is not less than $100,000. At December 31, 2002, the Company's net capital of $1,819,691 was $1,719,691 in excess of minimum regulatory requirements.

Schedule I

MUNICH AMERICAN SECURITIES CORPORATION
(a wholly-owned subsidiary of Munich American Capital Markets, Inc.)

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2002

Stockholder's equity	$3,360,201
Deductions:	
Non-allowable assets:	
Equipment asset	540
Deferred tax asset	1,410,488
Total non-allowable assets	1,411,028
Fidelity bond deduction	88,000
Total deductions	1,499,028
Net capital before haircuts	1,861,173
Haircuts	(41,482)
Net capital	1,819,691
Minimum net capital required - the greater of 6 $^{2/3}$% of aggregate indebtedness or $100,000	100,000
Capital in excess of minimum requirement	$1,719,691
Aggregate indebtedness	$134,081
Ratio of aggregate indebtedness to net capital	7.37%

Note: There are no material differences between the above computation and the computation of net capital included in Form X-17a-5 Part II A as filed by the Company on January 27, 2003.

Schedule II

MUNICH AMERICAN SECURITIES CORPORATION
(a wholly-owned subsidiary of Munich American Capital Markets, Inc.)

Computation for Determination of Reserve Requirements

December 31, 2002

The Company is exempt from Rule 15c3-3 under subparagraph (k)(2)(i).

345 Park Avenue
New York, NY 10154

The Board of Directors
Munich American Securities Corporation:

In planning and performing our audit of the financial statements of Munich American Securities Corporation (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2003